FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company
Alamos Gold Inc. (“Alamos”)
Suite 3910181 Bay Street
Toronto, Ontario
M5J 2T3

Item 2	Date of Material Change
April 2, 2020

Item 3	News Release
A news release was disseminated on April 2, 2020 via GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4	Summary of Material Change
On April 2, 2020 Alamos announced that it has suspended operations at its Mulatos mine in Mexico until April 30, 2020 and extending the suspension of operations at its Island Gold mine in Northern Ontario until April 22, 2020.

Item 5	Full Description of Material Change
The temporary suspension of operations at Mulatos follows a mandate by the Mexican Government to suspend all non-essential businesses until April 30, 2020 in response to the COVID-19 crisis. Alamos will be scaling down mining and other activities over the next few days. Essential employees will remain on site to continue processing and other critical site activities (including water management, environmental protection and security).
The Island Gold mine is located southeast of the town of Dubreuilville and 83 kilometres northeast of Wawa in Northern Ontario. Approximately 50% of the workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly out basis from various other regions. To help prevent the potential spread of COVID-19 between these various communities, Alamos is extending the temporary suspension of operations at Island Gold that was announced on March 24, 2020. The suspension has been extended by 14 days with the operation to remain on care and maintenance until April 22, 2020.
Given the downtime at both Island Gold and Mulatos, and the potential for further voluntary or government-mandated business interruptions, Alamos has withdrawn its 2020 production, cost and capital guidance.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
Not applicable.

Item 8	Executive Officer
For further information, please contact:
Nils F. Engelstad
Vice President, General Counsel
416-368-9932
nils.engelstad@alamosgold.com

Item 9	Date of Report
April 7, 2020.

2 | ALAMOS GOLD INC